29-AUG-2002 09:03 FROM TO 90012029429624 P.01

Fax

3 London Wall Buildings
London Wall
London EC2M 5SY
Tel +44 (0)20 7638 9571
Fax +44 (0)20 7628 3444

02 AUG 29 AM 11:30

Citigate
Dewe Rogerson

To	Paul Dudek Chief Officer of International Corporate Finance International Corporate Finance Division
Company	SEC Headquarters
Fax	+1 202 942 9624
From	Julie Ryan
Return fax	+44 (0)20 7282 8040
Reference	**Erste Bank, Commission file no. 82-5066** "Rule 12g3-2 promulgated under the Securitites Exchange Act 1934, paragraph (b)(1)(i)"
Date	29 August 2002
No. of pages including this one	4

02049689

SUPPL

Please find attached an Erste Bank investor release.

Kind regards,

Julie Ryan
Citigate Dewe Rogerson

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

dw 9/5

PRAGUE STOCK EXCHANGE

ERSTE BANK

INVESTOR INFORMATION

For Immediate release **29 August 2002**

Erste Bank shares to start trading in Prague from October 1st

On August 28th, 2002, the Exchange Committee on Exchange Trades approved October 1st, 2002, as the date for the start of trading in shares of Erste Bank der oesterreichischen Sparkassen AG at the Prague Stock Exchange, following Erste Bank's recent admission to the Main Market of the Prague Stock Exchange. The Erste Bank share carries the ISIN AT0000652011. The timing for the launch reflects the requirements of the issuer, the Stock Exchange as well as trading participants (Exchange members).

The Erste Bank share will be included in the official Prague Stock Exchange PX 50 and PX-D indices. In the PX 50 index, the liquid index for the 50 most important companies, Erste Bank will have a weighting of 20% (the maximum for the index). In the PX-D index, for blue chip companies, the weighting is expected to be around 33%.

Background information on Erste Bank is provided below.

For further information please contact:

Gabriele Werzer, Investor Relations	+ 43 50 100 11286	gabriele.werzer@erstebank.at
Thomas Schmee, Investor Relations	+ 43 50 100 17326	thomas.schmee@erstebank.at

Fax: 0043 50 100 13112
Graben 21, A-1010 Vienna, Austria

Background information on Erste Bank

Erste Bank – Highlights

- **The leading financial services provider in Central Europe**, ideally positioned to benefit from EU enlargement. Erste Bank's powerful position is underpinned by a Central European customer base of 10.6 million including about 1.8 million customers of Austrian savings bank partners.
- **History of strong growth**: Total assets increased by more than 130% since 1997, while customer numbers have grown sharply from 0.6 million.
- **Successful earnings enhancement**: Erste Bank has raised its return on equity (RoE) from 8.5% in 1996 to 12.4% in 2001.
- **Strong stock market performance**: Total shareholder return in 2001 (26.5%) made Erste one of the best performing banking stocks in Europe.

Strategy

Erste Bank has four key strategic objectives:

(i) to exploit its core business potential in **Austria** and focus on its **key competencies** in retail and SME banking,

(ii) to build on its role as the lead bank of the **Austrian savings banks sector** and to seek increasingly closer co-operation and co-ordination within the sector, creating further opportunities for cost reduction and revenue growth,

(iii) to grow its business in an **extended home market in Central Europe** with a potential customer base of some 40 million people and maintain its position as the leading retail financial institution in that market, and

(iv) to transfer the **multi-channel distribution model** throughout Central Europe.

Customer and product focus

The Erste Bank Group's customer focus is on the retail market as well as small to medium-sized enterprises. The product focus is moving increasingly towards higher margin commission-based business where Erste Bank has achieved particular success, including asset management, insurance and leasing.

Savings bank strategy

The pioneering partnership approach adopted in Austria has enabled Erste Bank to leverage its core competencies across the large distribution network offered by the Austrian savings banks, offering new sources of growth potential in a mature market.

Key recent achievements were:

→ An agreement among member savings banks on a cross-guarantee scheme ("Haftungsverbund"), giving customers in Austria unparalleled deposit protection as well as enhancing risk management in the savings bank sector.

→ The acquisition of a majority stake in the Tyrolean savings bank Tiroler Sparkasse.

Central Europe

Within only four years, Erste Bank successfully implemented plans announced in 1997 of acquiring or establishing significant operations in the neighbouring markets of Central Europe. To date, significant operations have been established in the Czech and Slovak Republics, Hungary and Croatia.

Erste Bank's advanced banking capabilities based in Austria have proven their ability to generate exceptional operational leverage when applied to the transformation of leading brands and large scale operations in Central Europe.

The **largest acquisitions** in the region were in the Czech Republic, the Slovak Republic and Croatia:

- In January 2000 Erste Bank acquired a majority stake in Česká spořitelna, the leading Czech retail bank with 4 million customers then – and 4.9 million customers today. After acquiring further shares in the company in August 2002, Erste Bank now owns around 88% of Česká spořitelna's share capital.
- At the beginning of 2001 Erste Bank signed an agreement to acquire a majority stake in Slovenská sporiteľňa, the largest bank in the Slovak Republic with 1.9 million customers (2.3 today).
- In April 2002 Erste Bank agreed to acquire a majority stake in Riječka banka of Croatia, lifting Erste Bank's market share in the region to more than 10%, measured by total assets.

Financial targets

In August 2002 Erste Bank set the following targets for 2005:

- Net income of over EUR 500m, representing a return on equity of around 15%, based on the significantly enlarged equity following the capital increase in July 2002
- Cost/income ratio between 60% to 62%